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WEALTH STARTS HERE

Brandon Taylor · 3rd

Chief Executive Officer

Richmond, Virginia, United States · Contact info

500+ connections

Taylor Hoffman Inc

Experience

 **Chief Executive Officer**
Taylor Hoffman Inc · Full-time
Oct 2017 - Present · 4 yrs 6 mos
Richmond, Virginia, United States

 **Chief Executive Officer**
Avidus · Full-time
May 2021 - Present · 11 mos
Richmond, Virginia, United States

 **First Vice President**
Morgan Stanley
Sep 2008 - Oct 2017 · 9 yrs 2 mos
Richmond, Virginia Area

 **Vice President**
UBS Financial Services, Inc.
Jan 1998 - Sep 2008 · 10 yrs 9 mos

Education

 **Virginia Commonwealth University**
B.S., Economics

